OFI Global Asset Management, Inc.

225 Liberty Street, 11th Floor

New York, New York 10281-1008

February 27, 2015

Via Electronic Transmission

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Proxy Statement for Oppenheimer Global Strategic Income Fund

Dear Ms. Lithotomos:

An electronic ("EDGAR") filing is transmitted herewith pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This filing contains definitive proxy materials to be furnished to shareholders of Oppenheimer Global Strategic Income Fund (the "Fund") in connection with the special meeting of the Fund’s shareholders to be held May 1, 2015. Those materials include the proxy statement, ballot, and notice of meeting. The Funds expect to mail the definitive materials to shareholders on or about March 6, 2015.

We have reviewed your comments, received on January 28, 2015, to the Funds’ preliminary proxy materials filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2015. For your convenience, we have included each of your comments in italics, followed by our response. The captions used below correspond to the captions the Funds use in the proxy materials and defined terms have the meanings defined therein.

1.	Why does the Fund have three tiers of advisory agreements?

Effective January 1, 2013, in connection with an internal corporate restructuring effort at OppenheimerFunds, Inc. (“OFI”) (which was the Fund’s previous and sole investment advisor), OFI Global Asset Management, Inc. (“OFI Global”), a wholly-owned subsidiary of OFI, became the investment adviser and transfer agent to the Fund and entered into a subadvisory agreement with OFI. OFI Global has oversight and supervisory responsibilities and OFI chooses the Funds’ investments and provides related advisory services to the Fund. The Fund has an agreement only with OFI Global and OFI Global is the only entity paid advisory fees directly by the Fund. Pursuant to the proposal described in the proxy materials, OFI proposes to enter into an advisory agreement with Apollo Credit Management, LLC (“ACM”) so that ACM may manage a certain portion of the Fund’s assets allocated to it by the Sub-Adviser because it is believed ACM is uniquely positioned to provide the Fund with access to diversified credit strategies not otherwise used by the Sub-Adviser.

2.	Please supplementally confirm whether both of the SEC exemptive orders described in Proposal 3 have been issued by the SEC.

As described in Proposal 3, on March 4, 2003 the SEC issued an order permitting the Manager and the Sub-Adviser to enter into and materially amend, respectively, sub-advisory and sub-sub advisory agreements with advisors that are not “affiliated persons” of the Fund, subject to approval by the Board. Furthermore, as described in Proposal 3, the Manager also intends to file an application with the SEC seeking permission to modify that March 4, 2003 order to include affiliated (including wholly-owned) sub-advisers (the “Modified SEC Application”). As of the date of this correspondence, the Manager has not yet filed the Modified SEC Application for an amended order and therefore the only exemptive order it has remains the original March 4, 2003 order.

3.	Please explain why Shareholder approval of the Fund’s advisory agreement was not required.

OppenheimerFunds, Inc. received an opinion of counsel indicating that the restructuring of the advisory arrangements described above did not constitute an “assignment” for purposes of Section 15(a)(4) of the Investment Company Act.

4.	Clarify that shareholders will lose the ability to vote for sub-sub-advisors if the Manager of Managers proposal is adopted.

The Fund has made the requested clarification.

5.	Please clarify that the new manager of managers order is still pending.

As described in Proposal 3, the Modified SEC Application has not been filed yet.

* * * * *

The undersigned hereby acknowledges that (i) should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (ii) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the proxy statement or this letter to the undersigned at:

Edward Gizzi

OFI Global Asset Management, Inc.
225 Liberty Street, 11th Floor
New York, New York 10281-1008
212-323-4091
egizzi@ofiglobal.com

Sincerely,

/s/ Adrienne Ruffle

Adrienne Ruffle
Associate Counsel

Tel.: 212.323.5231

cc:	K&L Gates, LLP